SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

In the Matter of                                              CERTIFICATE
  Cinergy Corp.                                                    OF
File No. 70-9759                                              NOTIFICATION

(Public Utility Holding Company Act of 1935)


         With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act") and (b) authorized by the Commission in its order dated December 8, 2000, Rel. No. 35-27295, Cinergy Services hereby provides the information set forth below.

         Filed herewith is a copy of Cinergy's 1996 Long-Term Incentive Compensation Plan, as amended and restated effective as of January 25, 2002.





                                                           S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         July 26, 2002

                                                CINERGY SERVICES, INC.


                                            By: /s/Wendy L. Aumiller
                                                Wendy L. Aumiller
                                                Acting Treasurer